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                                                                  Rule 424(b)(5)
                                                               File No. 33-35773
                                                             CUSIP No. 88739LBA3

PRICING SUPPLEMENT
(To Prospectus Supplement dated July 24, 1996)
 To Prospectus dated July 24, 1996


                                   $10,000,000


                               The Timken Company


                  6.74% Fixed Rate Medium-Term Notes, Series A


                           ---------------------------

                   Interest payable August 15 and February 15
                          Commencing February 15, 1998

                           ---------------------------


 Principal                 Date of        Maturity        Fixed Interest Rate
  Amount                    Issue          Date               Per Annum
 ---------                 -------        --------        -------------------

$10,000,000                1/13/98        1/13/28                6.74%


Price to Public:  100% of principal amount of each Note.

Redemption/Repayment:      The Notes are not redeemable prior to their stated
                           maturity date and are not repayable prior to such date.


                        ---------------------------------

                        Morgan Stanley & Co. Incorporated

                       ----------------------------------


January 12, 1998




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                               RECENT DEVELOPMENTS

         On December 15, 1997, The Timken Company (the "Company") issued the following press release:

              CANTON, OH, December 15, 1997 - The Timken Company has been awarded Chrysler Corporation's Platinum Pentastar Award, the most prestigious award Chrysler can bestow on a supplier, during Dec. 12 ceremonies at the Chrysler Technology Center in Auburn Hills, Mich. The Platinum Pentastar recognizes every aspect of a company's manufacturing and service, including quality, technology, cost reduction, delivery and service.

              "It is indeed an honor to win Chrysler's Platinum Pentastar Award," said Bob Leibensperger, executive vice president/president-bearings. "This comes after receiving the Chrysler Role Model Award for Quality the past two years and the Gold Pentastar the past several years and demonstrates, I believe, that our continuous improvement efforts are paying dividends."

              "This is a great accomplishment for our company and our associates," said Bill Bowling, executive vice president/president - steel. "The Platinum Pentastar is recognized as one of the most prestigious awards in our industry and we are proud to have been selected a recipient."

              The Timken Company's relationship with Chrysler began in 1915 when Timken supplied six bearings for the "Dodge Four" car. In that same year, Timken also supplied bearings to the Chalmers Motor Co., which became Maxwell- Chalmers in the '20s and, ultimately the Chrysler Corp. Today, Timken supplies Chrysler with transmission, axle and SENSOR-PAC(TM) wheel bearings and gears and races made from Timken seamless steel tubing for automatic transmissions.

              Timken achieved more than a seven percent savings in the Chrysler Supplier Cost Reduction Effort (SCORE) program during the 1997 model year, and has shipped more than 120 million bearings to Chrysler in the past five years averaging an outstanding rating of 1.0 defective parts per million pieces.

              The Platinum Pentastar Award recognizes associates at most of the company's bearing and steel manufacturing plants in North America that make products for Chrysler, as well as associates who design the product and support the design and manufacturing efforts.

              "It took the efforts of thousands of Timken associates to win this coveted award," said Don Cooperrider, account manager - automotive - bearings - Detroit. "Everyone at Timken who makes a product for Chrysler, designs a product or supports these efforts in any way should be congratulated."




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         The Timken Company is a leading international manufacturer of highly engineered bearings and alloy steels. The company employs some 19,000 associates worldwide and reported 1996 sales of about U.S. $2.4 billion.

         On December 16, 1997, the Company issued the following press release:

         CANTON, OH, December 16, 1997 - The Timken Company is one of seven companies that today received Ohio Governor George V. Voinovich's annual award for Outstanding Achievement in pollution prevention. The award is presented annually to those companies, organizations and individuals who have made exceptional efforts in reducing pollution through source reduction and recycling waste. Timken is a leadership member of Ohio Prevention First, a voluntary planning initiative that urges Ohio companies to incorporate pollution prevention and waste minimization into their operations.

         "The Timken Company was practicing pollution prevention even before the Environmental Protection Agency came into existence," said Larry R. Brown, vice president and general counsel. "It is a great honor to be recognized by Governor Voinovich for our more recent achievements in pollution prevention. We plan to continue our long-standing commitment to the environment and to being a good neighbor in the communities where we have manufacturing operations."

         The environmental projects recognized for this award demonstrate Timken's commitment to pollution prevention and waste minimization. Descriptions of the significant environmental projects are as follows:

- With the installation of two acid recovery systems, built in Canton in 1989 and Wooster in 1995, Timken began recycling spent pickle liquor, a listed hazardous waste. The recovered acid is sent back to the pickling operation for reuse. This eliminated the need to neutralize, stabilize and dispose of the 63 million pounds of pickle liquor annually and also significantly reduced the amount of raw sulfuric acid used. The by-product of the recycling process is a salable product used in fertilizer, magnetic recording tape and water treatment chemicals.

- Timken voluntarily committed to achieve the U.S. Environmental Protection Agency's 33/50 goals of reducing releases of specific chemicals by 33 percent in 1992 and 50 percent in 1995. The company exceeded these goals by reducing the release of several targeted chemicals by 85 percent two years ahead of schedule. Releases were reduced by recycling 50 percent of all electric arc furnace (EAF) dust, a hazardous waste, generated by the Harrison Steel Plant into its steelmaking process and sending the remaining 50 percent of Harrison's EAF dust and all of that generated at the Faircrest Steel Plant to a reclaimer for high temperature

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         metals recovery. Also included was the elimination of 1,1,1
         Trichloroethane (TCE).

- The company accomplished its corporate goal of eliminating its ozone-depleting chemicals in its manufacturing processes by not only discontinuing the use of TCE, but also by replacing a freon cleaner with an alkaline cleaner.

         Timken's environmental projects recognized today as outstanding achievements in pollution prevention have reduced annual hazardous releases by more than 4.1 million pounds and solid waste by more than 32 million pounds. The capital cost of the projects was in millions of dollars, confirming Timken's commitment to pollution and waste minimization.

         "One of The Timken Company's primary goals is to continuously improve its environmental performance," said Mr. Brown. "It has been our experience that minimizing waste and preventing pollution can benefit the environment and also be good business."

         The Timken Company is a leading international manufacturer of highly engineered bearings and alloy steels. The company employs some 19,000 associates worldwide and reported 1996 sales of about U.S. $2.4 billion.

         On December 17, 1997, the Company issued the following press release:

         CANTON, OH - December 17, 1997 - Continuing to expand its ability to serve customers worldwide, The Timken Company has signed a definitive agreement to acquire a bearing manufacturer in Romania.

         Rulmenti Grei S.A., located 40 miles (60 km) north of Bucharest in Ploesti, produces bearings used in a wide range of industrial applications, including steel and aluminum rolling mills, paper mills, marine systems, and oil and gas production. In addition to serving customers in Romania, Rulmenti Grei S.A. exports to customers in Eastern and Western Europe, Asia and North America.

         "This acquisition further strengthens our manufacturing network in Europe and expands our marketing reach," said Joseph F. Toot, Jr., chief executive officer and president for The Timken Company. "Combined with our plants in Poland, Italy, France and England as well as a major distribution center in Germany, we are well-positioned to provide excellent service and products to customers throughout the region."

         Rulmenti Grei S.A. has been 70 percent owned by Romania's State Ownership Fund and 30 percent by private investment groups and individuals.

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Timken is paying $37 million for the 70 percent owned by the government.
However, Romania's privatization process returns 60 percent of the purchase price back into the development of the firm.

         "As with other acquisitions," said Robert L. Leibensperger, executive vice president and president-bearings for The Timken Company, "we will be working to strengthen Rulmenti Grei by introducing advanced technology and manufacturing processes. Over the next five years, we will match the Romanian privatization reinvestment in the enterprise to establish Ploesti as a major technical center for the design and manufacture of bearings for industrial applications. The output will be substantially above the current level."

         "Our dealings with Romania's State Ownership Fund have moved forward quickly and decisively," said Jon Elsasser, vice president - bearings - Europe, Africa and West Asia. "In fact, we have been able to move from an initial plant visit to today's signing of the definitive agreement in less than five months, which we consider to be exemplary considering the complexity of privatization."

         Rulmenti Grei was built in 1979 and employs some 1,000 people. It manufactures over 1,200 types and sizes of bearings, including tapered, cylindrical, spherical and ball bearings.

         The Timken Company (NYSE:TKR; www.timken.com) is a leading international manufacturer of highly engineered bearings and alloy steels. The company employs some 19,000 people worldwide and reported 1996 sales of more than $2.4 billion.

         On December 17, 1997, the Company issued the following press release:

         CANTON, OH - December, 17, 1997 - Building on the formation of the office of the chairman, which was announced last month, The Timken Company today announced additional assignments designed to further strengthen the organization's leadership.

         These moves follow the election last month of W.R. Timken, Jr., as president and chief executive officer, expanding his previous responsibilities as chairman, as well as Robert L. Leibensperger as executive vice president, chief operating officer and president - bearings, and Bill J. Bowling as executive vice president, chief operating officer and president - steel.

         Larry R. Brown, Gene E. Little, Stephen A. Perry, John J. Schubach and Thomas W. Strouble, previously vice presidents, have been elected senior vice presidents.

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         Mr. Brown will be senior vice president and general counsel, Mr. Little will be senior vice president - finance and Mr. Schubach will be senior vice president strategic management and continuous improvement. They will report to Mr. Timken.

         Mr. Perry will be senior vice president - human resources, purchasing and communications and will report to Mr. Bowling. Mr. Strouble will be senior vice president - technology and will report to Mr. Leibensperger.

         Also reporting to Mr. Leibensperger and taking on additional responsibility will be Jon T. Elsasser, James W. Griffith and Salvatore J. Miraglia, Jr., who were elected to new positions. Previously they had been vice presidents. Mr. Elsasser will be group vice president - bearings - rail, Europe, Africa and West Asia. He is currently based at the company's offices in Colmar, France, and in the near future will be relocating to Canton. Mr. Griffith will be group vice president - bearings - North America automotive, Asia Pacific and Latin America. Mr. Miraglia will be group vice president - bearings - North America industrial and super precision.

         "These three individuals have been keys to our success in the 1990s and will be central to continuing to lead and grow our worldwide bearing business," said Mr. Leibensperger. "Their leadership responsibilities will continue to increase as our network of facilities and number of customers keeps growing. We now have plants and offices in 25 nations and more than 26,000 customers."

         Reporting to Mr. Bowling will be Karl P. Kimmerling and Hans J. Sack, who were also elected corporate officers. Mr. Kimmerling, previously vice president - manufacturing - steel, will be group vice president - alloy steel, and Mr. Sack, previously president - Latrobe Steel Company, a Timken Company subsidiary, will be group vice president - specialty steel and president - Latrobe Steel Company.

         "Karl and Hans have been very instrumental in building the success of our steel business," said Mr. Bowling, "and we are confident that they will help lead it to new levels of achievement. This includes continuing to expand our operations, as we have been doing through initiatives such as the addition of new rolling mill capacity and tool steel distribution acquisitions."

         The Timken Company (NYSE:TKR) is a leading international manufacturer of highly engineered bearings and alloy steels. The company employs some 20,000 people worldwide and reported 1996 sales of about U.S.
$2.4 billion.

         On December 22, 1997, the Company issued the following press release:

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         CANTON, OH - December 22, 1997 - New assignments and reporting relationships among Timken Company senior management represent the next step in the transition of leadership resulting from the retirement of Joseph F. Toot, Jr., at the end of December.

         "We have a wealth of ability and dedication among our leadership ranks," said Robert L. Leibensperger, executive vice president, chief operating officer and president - bearings. "These moves will serve to capitalize on individual strengths and to build overall team effectiveness."

         "Our other objectives in making these changes," said Bill J. Bowling, executive vice president, chief operating officer and president - steel, "were to further align our organization, define more accurately the scope of responsibilities and streamline the lines of communication."

Bearing Business Changes Bring Additional Focus
-----------------------------------------------

         Joining group vice presidents Jon T. Elsasser, James W. Griffith and Salvatore J. Miraglia, Jr., in reporting to Robert L. Leibensperger will be Michael C. Arnold as director - bearings - business advancement. Reporting to Mr. Arnold will be James H. Mayer, general manager - associate development.

         As part of an initiative to consolidate order fulfillment responsibilities under one group vice president, Jeffrey W. Gebhard, general manager - order fulfillment, will report to Mr. Miraglia. All other reporting relationships within Mr. Miraglia's group will remain the same.

         To accelerate the organization's ability to focus on emerging markets in Asia and South America, Mr. Griffith announced the promotion of W. J. Timken, Jr. to vice president - Latin America. Reporting to Mr. Timken will be Thomas O. Dwyer, in the new position of vice president - sales and marketing - Latin America.

         Thomas S. Dupaski, as vice president - Asia Pacific, will likewise report to Mr. Griffith. Within Dupaski's area will be Robert W. Logston, as director - business development - Asia Pacific.

         Jon Elsasser announced two significant changes within his organization. In assuming responsibility for the company's railroad business, Elsasser now has
A. L. "Chip" Muegel, Jr., president - Railroad Business reporting to him, along with Keith P. Kruger, managing director - Timken South Africa; Roger W. Lindsay, managing director - bearings - Central Europe and Gordon W. Robinson, managing director - Tata Timken, who retain their present positions.

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         Furthermore, Georges C. Lammoglia has been named managing director bearings - Western Europe and will be based at the company's European headquarters in Colmar, France. Mr. Lammoglia will have responsibility for integrating manufacturing and logistics throughout all of Europe. In addition to his existing direct reports, Charles J. DeVirgilio, general manager - Timken Italia; Jochen K. Peiffer, general manager - sales and marketing - industrial and rail - EAWA; Gerhard Reiter, general manager - sales and marketing - auto - EAWA; Carsten Rohde, general manager - aftermarket distribution - EAWA; and Alfred Mertz, general manager - technology implementation, will comprise Lammoglia's management team.

         In addition, Klaus Schulze, general manager - business advancement - EAWA; Gunnar Hasselmark, director - finance - EAWA; Catalin E. Faina, manager - continuous improvement; and Ian W. Tucker, general manager - human resources - EAWA, will report to Mr. Elsasser. Because they are located in Colmar, much of their day to day operational direction will come from Mr.
Lammoglia.

Steel Business Changes Designed to Strengthen Overall Organization
------------------------------------------------------------------

         Bill J. Bowling announced that in addition to Stephen A. Perry, senior vice president - human resources, purchasing and communications, Karl Kimmerling, group vice president - alloy steel; and Hans J. Sack, group vice president Specialty Steel and president - Latrobe, his team will be comprised of James D. Holderbaum, newly appointed director - business advancement and controller, Michael L. Manning, general manager - organizational advancement - steel; and James M. Gresh, general manager - parts business - steel.

         New direct reports to Mr. Kimmerling are Linn B. Osterman, vice president - marketing and sales - steel, and Erich D. Dominick, director technology and quality advancement - steel.

         Hans Sack announced the appointments of Scott R. Boyd to vice president and general manager - Latrobe distribution business, and John W. "Jack" Dillon, vice president and general manager - Latrobe manufacturing business. Joseph A. Visconti, general manager - sales, and Bradford Crozier, newly named director - high-speed and tool steel business, will report to Mr. Dillon.

         The Timken Company (NYSE:TKR; www.timken.com) is a leading international manufacturer of highly engineered bearings and alloy steels. The company employs some 20,000 people worldwide and reported 1996 sales of about U.S. $2.4 billion.

         On December 22, 1997, the Company issued the following press release:

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         CANTON, OH - December 22, 1997 - New assignments among senior management in The Timken Company's Bearing Business strengthen the organization's ability to grow further and faster in developing markets.

         "We have a wealth of ability and dedication among our leadership ranks," said Robert L. Leibensperger, executive vice president, chief operating officer, and president - bearings. "Along with some new reporting relationships, these particular appointments will enable the organization to focus on emerging markets in Asia, South America and Europe. They also further align our organization and define more accurately the scope of responsibilities."

         Joining newly elected group vice presidents Jon T. Elsasser, James W. Griffith and Salvatore J. Miraglia, Jr., in reporting to Mr. Leibensperger will be Michael C. Arnold as director - bearings - business advancement. All four leaders are based in Canton with Mr. Leibensperger.

         Mr. Elsasser, group vice president - bearings - rail, Europe, Africa and West Asia, announced that Georges C. Lammoglia has been named managing director - bearings - Western Europe. Mr. Lammoglia is based in the company's European headquarters in Colmar, France.

         In addition, Mr. Griffith, group vice president - bearings - North American automotive, Asia Pacific and Latin America, announced the following promotions:

                  W. J. Timken, Jr., to vice president - Latin America;

                  Thomas O. Dwyer, vice president - sales and marketing - Latin America who reports to Mr. Timken;

                  Thomas Dupaski, vice president - Asia Pacific;

                  Robert Logston, director - business development - Asia
Pacific.

         Mr. Miraglia is group vice president - bearings - North American industrial and super precision.

         The Timken Company (NYSE:TKR; www.timken.com) is a leading international manufacturer of highly engineered bearings and alloy steels. The company employs some 20,000 people worldwide and reported 1996 sales of about U.S. $2.4 billion.

         On December 22, 1997, the Company issued the following press release:

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         CANTON, OH - December 22, 1997 - The Timken Company's Steel Business
announced new senior management appointments designed to foster growth in key market segments.

         "Our objective in making these changes is to strengthen our overall organization, particularly as we focus on new opportunities in tool steel distribution," said Bill J. Bowling, executive vice president, chief operating officer and president - steel. "It will also serve to further align our organization, define more accurately the scope of responsibilities and streamline the lines of communication."

         At Latrobe Steel Company, a Timken Company subsidiary, Scott Boyd has been named vice president and general manager - Latrobe distribution business, John W. Dillon, vice president and general manager - Latrobe manufacturing business, and R. Scott White, director - business economics and corporate services. They report to Hans J. Sack, newly elected group vice president and president of Latrobe.

         In recent years, Latrobe's tool steel distribution business has made several acquisitions and added a new facility. "This new emphasis on distribution adds value for many of our customers," said Mr. Sack, "and is providing an opportunity to grow our business faster."

         The Timken Company (NYSE:TKR; www.timken.com) is a leading international manufacturer of highly engineered bearings and alloy steels. The company employs some 20,000 people worldwide and reported 1996 sales of about U.S. $2.4 billion.



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